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13012543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10350 Ormsby Park Place
(No. and Street)

Louisville	KY	40223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Hawley President (502) 587-3843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Hawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Notary Public

Tracy Roberts
Notary Public
State at Large, Kentucky
My Commission Expires on May 17, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.)
(SEC I.D. No. 8-51845) (filed pursuant to Rule 17a-5(e)(3) as a public document)

Statement of Financial Condition
December 31, 2012

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Jefferson National Securities Corporation (a wholly-owned subsidiary of Jefferson National Financial Corp.) (SEC I.D. No. 8-51845) (filed pursuant to Rule 17a-5(e)(3) as a public document)

Statement of Financial Condition
December 31, 2012

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Registered Public Accountant's Report

Board of Directors
Jefferson National Securities Corporation

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson National Securities Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 20, 2013

Jefferson National Securities Corporation
(a wholly-owned subsidiary of Jefferson National Financial Corp.)

Statement of Financial Condition

December 31, 2012	
Assets	
Cash	$ 96,986
Prepaid expenses	1,727
Total Assets	**$ 98,713**
Commitments, Contingencies and Concentrations of Credit Risk (Note 4)	
Stockholder's Equity:	
Class B common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	$ 1
Additional paid-in capital	272,287
Accumulated deficit	(173,575)
Total Stockholder's Equity	**$ 98,713**

See accompanying notes to statement of financial condition.

1. Nature of Business and Basis of Accounting

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). Effective May 1, 2003, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL"). As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that JNL will pay all commissions associated with the issuance of variable contracts through the Company and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (see Note 2 - Summary of Significant Accounting Policies - Revenue).

The Company's sole sources of revenue are the Paymaster and Distribution agreements with JNL.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Cash

Cash consists of cash deposited in noninterest-bearing accounts.

(c) Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, "Income Taxes". The Company has not taken any uncertain tax positions that would require provision of a liability under ASC 740.

(e) Revenue

The Company provided services to JNL during 2012 (See Note 5 - Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions and variable compensation paid on behalf of JNL. Additionally, the Company may, from time to time, incur allocated overhead costs from JNF. These costs are charged to the Company through JNL and are included in the service fees charged to JNL under the Distribution Agreement (see Note 1 - Nature of Business and Basis of Accounting). The Company recognizes service fee revenues when the associated commissions and other costs have been incurred.

The Company's cash accounts are noninterest bearing; therefore, there was no investment income for the year ended December 31, 2012.

(f) Use of Estimates

Preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those reported.

3. Income Taxes

The Company's Federal income tax return is consolidated with JNF and JNF Advisors. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

The Company did not have any current Federal income tax (benefits) expense.

The components of gross deferred tax assets and liabilities and the related valuation allowance as of December 31, 2012 are as follows:

December 31, 2012	
Deferred tax assets:	
Net operating loss carryforwards	$189,364
Deferred tax liabilities	-
Net deferred tax asset	189,364
Valuation allowance for deferred tax asset	189,364
Deferred tax assets, net of allowance	$ -

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. A valuation allowance is recorded to reduce any portion of the deferred tax asset that is expected to more likely than not be realized. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. The Company has recorded a full valuation allowance against the full value of its net deferred tax asset at December 31, 2012, since the Company does not anticipate generating any future income.

At December 31, 2012, the Company had tax net operating losses of $541,040 that begin to expire in 2019. The use of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. The Company did not have any capital loss carryforwards at December 31, 2012.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2012, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $250,000. It is unlikely the Company will have balances in excess of FDIC limits.

As described in Note 1, JNL is the sole source of the Company's revenue.

5. Related Party Transactions

JNF provides administrative services to the Company and the Company provides broker-dealer services to JNL. For the year ended December 31, 2012, there were no amounts due to the Company from JNL (see Note 1 - Nature of Business and Basis of Accounting).

At December 31, 2012, there were no amounts due to JNF for general expenses.

7. Subsequent Events

The Company's management has performed subsequent event procedures through February 20, 2013, which is the date the statement of financial condition was available to be issued. There were no subsequent events requiring adjustment to the statement of financial condition or disclosures as stated herein.